Exhibit 99.1

Atna cuts 1.5 oz/ton Gold Underground at Pinson

Vancouver, B.C. (August 17, 2005). Atna Resources Ltd. (ATN:TSX) is pleased to report high-grade gold assays up to 1.448 oz/ton from sampling of a mineralized structure intersected in the adit at the Pinson Project, Nevada. The structure averages 39 feet (11.9 meters) wide: 44 feet (13.4 meters) on one wall and 34 feet (10.4 meters) on the other. The average grade of channel samples taken within the structure is 0.562 ounces per ton (19.3 grams/tonne). A high-grade core to the mineralization averages 0.903 oz/ton Au (30.96 grams/tonne Au) over 22 feet (6.7 meters) on the north wall and 0.911 oz/ton Au (31.23 grams/tonne Au) over 16 feet (4.88 meters) wide on the south wall. The mineralization is associated with intense brecciation, decalcification, and abundant iron oxides within the calcareous siltstone-limestone host sequence. Detailed sampling results for both walls are shown in the following table:

	Distance From Survey point		Channel
Sample	From ft.	To ft.	Length ft.	Au Oz/ton (g/t)
NORTH WALL
Main Interval	76	110	34	0.682 (23.38)
including	88	110	22	0.903 (30.96)
RFUG-055	76	81	5	0.144 (4.94)
RFUG-056	81	85	4	0.445 (15.26)
RFUG-059	85	88	3	0.274 (9.39)
RFUG-061	88	93	5	1.448 (49.65)
RFUG-063	93	97	4	0.176 (6.03)
RFUG-064	97	101	4	0.739 (25.34)
RFUG-067	101	110	9	0.996 (34.15)
SOUTH WALL
Main Interval	68	112	44	0.470 (16.11)
Including	83	99	16	0.911 (31.23)
RFUG-078	68	72	4	0.467 (16.01)
RFUG-079	72	73.5	1.5	0.018 (0.62)
RFUG-080	73.5	77	3.5	0.021 (0.72)
RFUG-081	77	80	3	0.106 (3.63)
RFUG-082	80	83	3	0.065 (2.23)
RFUG-083	83	93	10	1.082 (37.10)
RFUG-084	93	96	3	0.894 (30.65)
RFUG-086	96	99	3	0.355 (12.17)
RFUG-087	99	107	8	0.028 (0.96)
RFUG-088	107	112	5	0.228 (7.82)

None of the newly encountered mineralization was included in the NI43-101 resource estimate reported in February and filed on SEDAR on March 24, 2005 Any mineralization discovered as a result of this work will expand upon the existing mineral resource of the project. Proximity to the newly established underground workings also suggests that the mineralization may be economically extractable. Atna has established an underground drill station in the footwall of the zone and is planning a series of diamond drill fans to evaluate the mineralized structure in the immediate area of the adit.

David Watkins, Atna’s President and CEO, is excited about the discovery saying, “Cutting a new gold zone in the workings supports Atna’s belief in the robust discovery potential at the Pinson Project. Significant work lies ahead to determine the full extent of the discovery, but mineralization with these grades and widths unquestionably will have a positive impact on the project’s economic viability.”

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

Deanna McDonald, Corporate Communications Manager & Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887 E-mail: dmcdonald@atna.com Website: www.atna.com

CX ADIT
East Linehole Zone
Limit of strong alteration and FeOx
Face 1,078 feet from portal (8/14/2005)
North Rib
34 feet grading 0.682 oz/ton Au
10.37 meters grading 23.38 gram/tonne Au
Muck Samples
RFUG-026M; 0.521 oz/ton Au
RFUG-027M; 0.477 oz/ton Au
South Rib
44 feet grading 0.470 oz/ton Au
13.41 meters grading 16.11 gram/tonne Au
7800NE
7700NE
7600NE
7500NE
7400NE
7300NE
7200NE
7100NE
7000NE
200 Feet
CX Adit Portal-Collared 5/31/2005

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